August 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Annexon, Inc.
Registration Statement on Form S-3 File No. 333-281493

Acceleration Request
Requested Date: August 15, 2024
Requested Time: 4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-281493) (the “Registration Statement”) to become effective on August 15, 2024 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Divakar Gupta of Cooley LLP, or, in his absence, Anitha Anne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or, in his absence, Anitha Anne of Cooley LLP, counsel to the Registrant at (415) 693-2250.

Very truly yours,

Annexon, Inc.

By:	/s/ Jennifer Lew
Jennifer Lew
Executive Vice President and Chief Financial Officer

cc:	Douglas Love, Esq., Annexon, Inc.

Divakar Gupta, Cooley LLP

Charlie Kim, Cooley LLP

Anitha Anne, Cooley LLP